Exhibit 99


FOR RELEASE AFTER 11:30 A.M.
Contact: Kathleen W. Lawrence
(540) 896-0406 or (800) 815-1891

WILLIAM D. WAMPLER ELECTED CHAIRMAN OF WLR FOODS, INC.

Broadway, Virginia, October 31, 1998   At the conclusion of WLR Foods,
Inc.'s (NASDAQ: WLRF) annual shareholders' meeting today in Bridgewater, Virginia, Chairman Charles W. Wampler, Jr. announced that, after 62 years with the company, he was retiring as Chairman.
He will be succeeded as Chairman by his brother, William D. Wampler, who was formally elected by the Board of Directors at their meeting on Friday, October 30, 1998. Charles W. Wampler, Jr.'s retirement became effective at the close of the annual shareholders meeting.

William D. Wampler is a founding Director of WLR Foods, Inc. He is also the President and Treasurer of May Meadows Farms, Inc., and is managing partner of Charles W. Wampler & Sons. A member of the Board of Trustees of Bridgewater College and chairman of their Projection 21 Steering Committee, Mr. Wampler also serves on the Leadership Council of Virginia Polytechnic Institute and State University's College of Agriculture and Life Sciences and on the Advisory Committee for the Poultry and Livestock Department. He holds a bachelor of science degree in Poultry Husbandry from Virginia Polytechnic Institute and State University.

Upon his election, William Wampler remarked, "I am looking forward to working with Jim Keeler and his very talented management team as we continue our efforts to improve WLR Foods' profitability. The folks now in place have done a great job in turning the company around. I am proud to take over for Charlie who has seen this company develop from a small family business to the seventh largest poultry company in the United States."

WLR Foods Inc.'s Board of Directors created the positions of Chairman Emeritus and Director Emeritus and voted to confer the Chairman Emeritus status on Charles W. Wampler, Jr. Three other founding Directors, George E. Bryan, Calvin G. Germroth, and Herman D. Mason, all of whom are over the age of 74, also retired effective at the close of the annual meeting, and were raised to Director Emeritus status.

As he addressed his final shareholders' meeting in his role as Chairman, Charles Wampler said, "It has been an honor and pleasure to serve as Chairman since 1988. I have been privileged to work with some very fine people over all these years, and I have the utmost confidence that the new Board and the management team will continue to do a great job in the years to come."
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Five Board members were elected to new terms on the WLR Foods' Board:
Keith E. Alessi, for a two year term, and Katherine K. Clark, Stephen
W. Custer, and James L. Keeler, each for a three year term.

WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler Foods(R) brand. It is nationally ranked as the seventh largest poultry processor by sales volume and is an international leader in poultry exports. WLR Foods has processing operations in Virginia, North Carolina, West Virginia, and Pennsylvania.
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